Exhibit 3.1

ALLARITY THERAPEUTICS, INC.

Amendment No. 1 to the

Amended and Restated Bylaws

Effective July 7, 2022

Article II, Section 2.07 of the Amended and Restated Bylaws shall be deleted in in its entirety and replaced with the following:

Section 2.07 Quorum. Unless otherwise required by law, the Certificate of Incorporation or these bylaws, at each meeting of the stockholders, 33.33% of the voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chair of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.